

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

October 15, 2008

Mr. Broady R. Hodder
Vice President and General Counsel
Clearwire Corporation
4400 Carillon Point
Kirkland, WA 98033

   Re: **Clearwire Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 13, 2008
Form 10-Q for the Three Month Period Ended June 30, 2008
Filed August 8, 2008
File No. 001-33349**

Dear Mr. Hodder:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

         Sincerely,

         /s/ Jay Knight

         for Celeste Murphy
         Legal Branch Chief